26th Floor, Gloucester Tower The Landmark 15 Queen’’s Road Central Hong Kong

Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

June 7, 2022

Taylor Beech

Katherine Bagley

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 10 to Registration Statement on Form F-1

Filed May 10, 2022

CIK No. 0001852440

Dear Ms. Beech and Ms. Bagley:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 24, 2022 on the Company’s amendment to registration statement on Form F-1 publicly filed on May 10, 2022 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 9 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 10 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 10 to the Registration Statement, marked to show changes to the Registration Statement.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 10 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 10 to the Registration Statement.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Liyong Xing3 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Bo Peng8 | Tom Roberts5 | David Zhang3 | Xiang Zhou3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 7, 2022

Amendment No. 9 to Registration Statement on Form F-1 Filed May 10, 2022

Cover Page

1.	We reissue our prior comment 1. Please disclose on your cover page whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Amendment No. 10 to the Registration Statement.

2.	We note your response to our prior comment 4 that your amended disclosure describes all transfers, dividends, or distributions made as of March 31, 2022 between the Company, its subsidiaries, and VIEs, or to investors. Please confirm that the disclosure describes all transfers, dividends, or distributions made to date.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 14 and 82 of the Amendment No. 10 to the Registration Statement.

3.	We note your response to our prior comment 5 and reissue our comment in part. Please revise your disclosure here to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to your investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 14, 82 and 83 of the Amendment No. 10 to the Registration Statement.

Prospectus Summary

The VIEs and China Operations, page 3

4.	We reissue our prior comment 10. Disclose in the prospectus summary, separate from the risk factor you have included in your summary risk factors, that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result, an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment No. 10 to the Registration Statement.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

June 7, 2022

5.	We note your disclosure in response to our prior comment 14 and reissue our comment. You do not appear to have relied upon an opinion of counsel with respect to your conclusions that you and the VIEs would not be subject to the cybersecurity review by the CAC for this offering. If true, state as much and explain why such an opinion was not obtained. In this regard, we note that, while you disclose that Commerce & Finance Law has opined on the circumstances under which you would be subject to a CAC cybersecurity review, Commerce & Finance Law Offices does not appear to opine on the applicability of CAC regulations to you.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7 and 50 of the Amendment No. 10 to the Registration Statement.

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors, page 14

6.	We note your diagram on page 15 depicting the flow of funds throughout your organization. Where you use dashed lines to represent contractual arrangements and not the direction of the flow of funds, please remove the arrowheads from the dashed lines.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 83 of the Amendment No. 10 to the Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairwoman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP